The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

November 30, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Christina Fettig
Mr. Alberto Zapata

Re:	The Prudential Series Fund
Registration Statement on Form N-14
File No. 333-214305

Dear Ms. Fettig and Mr. Zapata:

On behalf of The Prudential Series Fund (the Registrant), set forth below are our proposed responses to additional telephonic comments received by Jonathan Shain from both Mr. Zapata and Ms. Fettig on November 30, 2016. Such additional comments relate to the correspondence letter filed by the Registrant on November 29, 2016, which set forth earlier comments (and Registrant’s proposed responses) received from Mr. Zapta and Ms. Fettig earlier in November 2016 with respect to Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on October 29, 2016. On November 29, 2016, the Registrant filed Pre-Effective Amendment No. 2 to the Registration Statement, and requested accelerated effectiveness from the Commission.

The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of The Prudential Variable Contract Account-11 (VCA 11), that will be held on January 27, 2017 and any adjournments thereof (the Meeting). At the Meeting, VCA 11 contract owners will be asked to vote to approve or disapprove an agreement and plan of reorganization pursuant to which the assets and liabilities of VCA 11 would be transferred to the Government Money Market Portfolio (which is a series of The Prudential Series Fund) and to restructure VCA 11 into a unit investment trust. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your original and supplementary comments are presented in summary form below, in italics, and each comment is followed by our response.

Comments Furnished by Ms. Fettig:

1. Original Comment: In the Questions & Answers section, with respect to the question entitled “How do VCA 11 and the Government Money Market Portfolio Compare?,” please include more detail as to the nature and extent of the portfolio transition that is envisioned such as a percentage of VCA 11’s portfolio securities that are anticipated to be transitioned. In the correspondence letter, the Registrant indicated that it had determined that the existing disclosure provided investors with sufficient information with respect to the portfolio transition.

Supplementary Comment: Please reconsider including disclosure in the proxy statement which would provide investors with information relating to the approximate percentage of the portfolio which may be transitioned.

Response: After due consideration, we will include in the proxy statement that “as of September 30, 2016 VCA 11’s portfolio included approximately 14% of short-term debt obligations issued by governmental issuers: in order to effect the Reorganization, other types of securities owned by VCA 11 would be disposed of prior to the Reorganization and replaced by short-term debt obligations issued by governmental issuers.”

2. Original Comment: On page 6 of the proxy statement, in the section entitled “Fees and Expenses,” please confirm that the column of the fee table entitled “Post-Reorganization Combined (Pro Forma)” is the fee table that would be applicable to VCA 11 following the completion of the reorganization.

Supplementary Comment: Please consider modifying the column of the fee table entitled “Post-Reorganization Combined (Pro Forma)” to clearly denote that this column refers to VCA 11.

Response: We will modify the fee table column in the proxy statement to include “VCA 11” in the header of the column.

3. Original Comment: Please explain whether “master-feeder” fund or “fund-of-funds” accounting has been used in preparing and populating the fee table.

Supplementary Comment: In your original response, you indicated that fund-of-funds accounting was utilized for the preparation of the fee table. Please provide a brief explanation for the selection of fund-of-funds accounting, since the use of this accounting method would normally call for the inclusion in the fee table of a row denoting acquired fund fees and expenses.

Response: Fund-of-funds accounting was utilized, but without the inclusion of an acquired fund fees and expenses table row, because we believe that this presentation provides investors with the clearest and most understandable illustration of their existing fees and expenses, and how their fees and expenses would be impacted if the Reorganization is approved. We did not include a table row for acquired fund fees and expenses because VCA 11 does not invest in an underlying mutual fund under its current structure. If the Reorganization is approved, VCA 11 will become a unit investment trust and will register under Form N-4, which does not require a fee table.

Comments Furnished by Mr. Zapata:

1. Comment: In the Q&A section, the answer to the Question entitled “How do VCA 11 and the Government Money Market Portfolio Compare?” should be expanded to include additional disclosure with respect to how the investment policies which the Government Money Market Portfolio must follow under Rule 2a-7 differ from those of VCA 11. Please include similar additional explanation where relevant elsewhere in the proxy.

Supplementary Comment: In your original response, you declined to include any additional disclosure or explanation responsive to the comment. Please reconsider and consider including additional disclosure or explanation which would be responsive to the original comment.

Response: We will include additional explanation for investors in the proxy statement which will further explain how the investment policies which the Government Money Market Portfolio must follow under Rule 2a-7 differ from those of VCA 11.

Any questions or comments with respect to the N-14 Registration Statement may be communicated to Jonathan Shain at (973) 802-6469.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President and Corporate Counsel

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